Heineken
NV

RECEIVED

2008 MAR 31 P 5:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

[redacted]

08001567

SUPPL

date
25 March 2008

our reference

your reference

dealt with by

page
1 of 1

subject
Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

dw 4/1

Heineken acquires Drinks Union in Czech Republic

Amsterdam, 25 March 2008 - Heineken N.V. announced today that it will acquire Drinks Union in the Czech Republic. The transaction will strengthen Heineken's number 3 position in the market, and gives the company a market share of 12% and a total domestic volume of more than 1.9 million hectolitres.

The cost of the transaction, which will be funded from existing credit facilities, has not been disclosed. The deal is expected to be earnings enhancing in 2009 and value enhancing in 2012. The proposed acquisition will be submitted to the relevant competition authorities for approval and, subject to this, is expected to be completed by the second quarter of 2008.

Drinks Union owns a total of four breweries, all located in North and East Bohemia. Two of the breweries are located in Usti nad Labem, one in Louny and one in Kutna Hora. The regional market positions are complementary to Heineken's existing positions in the Moravian and Prague regions. Drinks Union has a total production capacity of 0.9 million hectolitres and employs 523 staff. The brand portfolio consists of the national brand Zlatopramen and the regional Breznak, Louny and Dacicky brands. 2007 sales volumes totaled 900,000 hectolitres including export and the company currently has a domestic market share of 4%.

Nico Nusmeier, Regional President, Central and Eastern Europe of Heineken N.V., said: "With this transaction we have significantly extended our reach and consolidated our position in a profitable beer market. Our geographic presence coupled with our strong, balanced portfolio of regional and national brands, will allow us to extract greater value from the considerable growth opportunities in the Czech market."

In the Czech Republic, one of Europe's reference beer markets, Heineken currently owns the Starobrno and Krusovice Breweries, with breweries in Brno, Znojmo (Moravia) and in Krusovice (Bohemia). Heineken's existing brand portfolio includes Starobrno, Hostan, Zlaty Bazant, Krusovice and Heineken.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary

Heineken N.V. to nominate Mary Minnick as Supervisory Board member

Amsterdam, 17 March 2008 - Heineken N.V. announced today that it will propose to the Annual General Meeting of Shareholders on 17 April 2008, that Mrs. Mary Minnick be appointed a member of the Supervisory Board of Heineken N.V.

Mrs Minnick, 49, is currently a partner in Lion Capital, a UK-based venture capital business and has extensive brand and marketing expertise within the international beverage industry.

Prior to joining Lion Capital in April 2007, Mrs Minnick had a 23 year career with the Coca Cola Company, serving in a variety of executive positions in the USA and Asia, ranging from marketing, new products and sales to general management. Her last position with the Coca-Cola Company was Executive Vice President and President of Marketing, Strategy, R&D, new product development, packaging and environmental policies

Mrs Minnick is an American citizen currently living in the United Kingdom and possesses an MBA from Duke University and a Bachelor of Arts in business from Bowling Green State University.

Subject to approval of the Annual General Meeting of Shareholders, the composition of the Supervisory Board of Heineken N.V. will be as follows:

Cees van Lede (chairman)
Jan Maarten de Jong (vice-chairman)
Maarten Das (delegated member)
Michel de Carvalho
Jan Michiel Hessels
Annemiek Fentener van Vlissingen
Ian MacLaurin
Mary Minnick

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

END